K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

July 13, 2020

VIA EDGAR
Mr. David Manion
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Re:
American Beacon Funds (File Nos. 033-11387 and 811-04984)
American Beacon Select Funds (File Nos. 333-88343 and 811-09603)
American Beacon Institutional Funds Trust (File No. 811-23239)
American Beacon Sound Point Enhanced Income Fund (File Nos. 333-222968 and 811-23326)
American Beacon Apollo Total Return Fund (File Nos. 333-225559 and 811-23351)
(each, a “Registrant” and, collectively, the “Registrants”)

Responses to SEC Comments – Sarbanes-Oxley Review

Dear Mr. Manion:
The following are responses by and on behalf of the Registrants to the comments you provided by telephone on May 20, 2020, regarding the examination of the public filings of the Registrants and their respective series (collectively, the “Funds”) on Form N-CSR and Form N-CEN for the fiscal year reporting periods ended June 30, 2019, August 31, 2019, October 31, 2019, December 31, 2019 and January 31, 2020.  The comments provided by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) and the Registrants’ responses are set forth below.
1.
Investments in Affiliates: All Funds (except American Beacon U.S. Government Money Market Select Fund).  For each Fund that invests in the American Beacon U.S. Government Money Market Select Fund, include in the notes to the Fund’s financial statements the table required by Regulation S-X Rule 12-14.

The Registrants confirm that, in future filings, they will include in the notes to the financial statements the table required by Regulation S-X Rule 12-14.

2.
Covenant-Lite Loans: American Beacon Crescent Short Duration High Income Fund (“Crescent Fund”), American Beacon Apollo Total Return Fund (“Apollo Fund”), American Beacon Sound Point Enhanced Income Fund (“SPEI Fund”), and American Beacon Sound Point Floating Rate Income Fund (“SPFR Fund”) (each, a “Bank Loan Fund” and, collectively, the “Bank Loan Funds”).  Please discuss in correspondence whether any of the Bank Loan Funds invests in covenant-lite loans and, if so, the extent of such investments.  If applicable, please consider adding

Securities and Exchange Commission
July 13, 2020

disclosure regarding these investments to a Bank Loan Fund’s prospectus and financial statements.

The Registrants confirm that the Bank Loan Funds hold investments in covenant-lite loans. As of January 31, 2020, covenant-lite loans represented: (1) 20% of the net assets of the Crescent Fund; (2) 65% of the net assets of the Apollo Fund; (3) 68% of the net assets of the SPEI Fund; and (4) 80% of the net assets of the SPFR Fund.  To the extent that the Bank Loan Funds invest significantly in covenant-lite loans, the Registrants will include disclosure regarding covenant-lite loans in future registration statement updates and financial statements for the Bank Loan Funds, as applicable, except for the Crescent Fund, which is expected to be liquidated on or about July 31, 2020.

3.
Loan Income:  Bank Loan Funds.  Please discuss in correspondence whether any of the Bank Loan Funds received a significant amount of other income (i.e., restructuring fees or commitment fees) related to bank loan investments.  If a Bank Loan Fund received a significant amount of such other income, please disclose these amounts in a separate line item and include disclosure regarding the appropriate accounting policies for the recognition of this income.

Rule 6-07(1) of Regulation S-X requires that the Statement of Operations for each Bank Loan Fund separately disclose other income, such as restructuring fees, consent fees or commitment fees, if that income exceeds 5% of the Bank Loan Fund’s Investment Income.  The Bank Loan Funds each had restructuring fees, consent fees or commitment fee income in an amount that was less than 5% of the Bank Loan Fund’s Investment Income, as reflected in its Statement of Operations for its last fiscal year.  If a Bank Loan Fund receives restructuring fees, consent fees, commitment fees or other income that exceeds 5% of the Bank Loan Fund’s Investment Income, the Registrants will separately disclose these amounts in the Statement of Operations for that Bank Loan Fund.

4.
Management’s Discussion of Fund Performance (“MDFP”):  American Beacon GLG Total Return Fund.  The MDFP disclosure discusses the Fund’s investment strategies, including that it uses derivative instruments.  In future annual shareholder reports, discuss how the Fund uses derivative instruments to achieve its investment strategy and the impact of derivative instruments on the Fund’s performance.

As discussed with the Staff, the Fund was liquidated on June 30, 2020.  As a result, the Fund does not intend to file a future annual shareholder report on Form N-CSR.

5.
Line Graph Presentation of the Growth of a $10,000 Investment: American Beacon ARK Transformational Innovation Fund (“ARK Fund”).  In the line graph depicting the growth of a $10,000 investment in the Fund, the Registrant reflects the growth of a $10,000 investment for the life of the Fund as compared to the S&P 500

Securities and Exchange Commission
July 13, 2020

Index.  It appears to the Staff that plot points were shown on the line for the Fund with respect to each period shown, but plot points were not shown on the line for the S&P 500 Index.  Please discuss in correspondence whether the line graph properly presents the S&P 500 Index in accordance with Form N-1A, Item 27(b)(7).

The Registrant confirms that plot points for the S&P 500 Index were not reflected in the line graph presentation for the growth of a $10,000 investment for the ARK Fund.  In the future, the Registrant will disclose in the line graph the plot points depicting each year of the life of the Fund and the S&P 500 Index in the annual report on Form N-CSR for the ARK Fund.

6.
Organizational and Offering Costs:  Apollo Fund.  Note 1 to the Fund’s financial statements discloses the Fund’s organizational and offering expenses, which exceeded of 5% of the Fund’s net assets as of June 30, 2019.  The Staff notes that organizational and offering expenses are not reflected on the Fund’s Statement of Operations.  Please discuss in correspondence the accounting treatment for the Fund’s organizational and offering expenses and where the various amounts have been recorded.

In accordance with FASB ASC 720-15-25 and 946-20-25 of U.S. GAAP Accounting Standards: (1) organizational costs, including the costs of creating the Apollo Fund, initial board meetings, negotiating administration, custody and transfer agency agreements, and related legal services, were booked as expenses immediately as incurred; and (2) offering costs, including the costs of the preparation, review and filing of the Apollo Fund’s registration statement on Form N-2, the  printing, mailing and other distribution of the Fund’s prospectus and statement of additional information, filing fees, and related legal services, were amortized over twelve months on a straight-line basis as of the Apollo Fund’s commencement of operations.  American Beacon Advisors, Inc. (the “Manager”) paid all organizational and offering costs prior to the Apollo Fund’s commencement of operations.

For the fiscal year ended June 30, 2019, the Fund recorded $211,100 of organizational costs and amortized offering costs of $345,534, which were included on the Fund’s Statement of Operations.

Organizational costs were disclosed in the following line-items:

Legal expense included in Professional fees	$ 210,850
Other expenses	250

Securities and Exchange Commission
July 13, 2020

The amortized offering costs were disclosed in the following line-items:

Professional fees:
Legal Expense	$ 295,248
Audit Expense	11,959
Registration fees and expenses	24,815
Prospectus and shareholder report expenses	12,931
Other expense	581

7.
Expenses Subject to Recoupment:  Apollo Fund.  For the fiscal year ended June 30, 2019, the Fund recorded gross expenses of $996,496, of which $923,319 were reimbursed or waived by the Manager and are subject to the Fund’s recoupment policy.  For the same period, the Fund’s Statement of Assets and Liabilities reflected amounts Payable to the Manager of $147,651, and the Statement of Operations reflected Net Expenses of $73,177.   Please discuss in correspondence how the Fund has an amount payable to the Manager that exceeds the Fund’s Net Expenses when the expenses waived or reimbursed by the Manager are subject to recoupment and the Fund has not recorded a liability for the amount payable to the Manager.

As the Staff observed, the Fund recorded gross expenses of $996,496, of which $923,319 were fees waived by or expenses reimbursed by the Manager.  Accordingly, the Fund recorded Net Expenses of $73,177.

The $147,651 payable to the Manager that is disclosed on the Statement of Assets and Liabilities for the fiscal year ended June 30, 2019 consisted of: (1) $87,868 of remaining offering costs that will be amortized and reflected as an expense on the Apollo Fund’s Statement of Operations for the fiscal year ended June 30, 2020; and (2) a payable to the Manager of $57,783 on the Fund’s books and records that represented an over-reimbursement of expenses by the Manager in May 2019.  The offering costs (as reflected in the above response to comment 6) were not included in the Apollo Fund’s Net Expenses because they were not expensed during the fiscal year ended June 30, 2019.

8.
Short Selling Fees:  American Beacon SSI Alternative Income Fund.  Please discuss in correspondence where other fees incurred by the Fund in connection with short sales, such as prime broker expenses, are recorded in the Fund’s financial statements for the fiscal year ended June 30, 2019.  Please consider disclosing these amounts in future shareholder reports.

The Fund did not incur any fees in connection with securities sold short during the fiscal year ended June 30, 2019.  The Fund included in “Interest Income” on the Statement of Operations amounts paid to the Fund by the prime broker in connection with the Fund’s securities sold short during the period.  The Interest Income paid to the Fund by the prime broker amounted to approximately 17% of the Fund’s total Investment Income.  In the

Securities and Exchange Commission
July 13, 2020

future, the Registrant will disclose “Interest Income from short securities held at broker” as a separate line item on the Statement of Operations.  Dividends and interest on securities sold short are currently disclosed in a separate line item of Expenses on the Statement of Operations.

9.
Unfunded Loan Commitments:  Bank Loan Funds and Other Funds, as applicable.  Please discuss in correspondence the Funds’ accounting methodology for unfunded amounts and reference the appropriate Generally Accepted Accounting Principles (“U.S. GAAP”) standard associated with this accounting methodology.

In accordance with FASB ASC 440-10 of U.S. GAAP Accounting Standards, each Bank Loan Obligation is disclosed in the Schedule of Investments f and reflects both the funded portion of a bank loan as well as the unfunded commitment.  The details of the unfunded commitments are disclosed in the footnotes to the Schedule of Investments.  Unfunded commitments also are disclosed in the aggregate as a Liability in the Statement of Assets and Liabilities.  The commitment fee, which is included in “Interest income” on the Statement of Operations, is recognized ratably over the commitment period.

10.
Form N-CEN:  American Beacon Large Cap Value Fund (“Large Cap Value Fund”) and American Beacon Mid-Cap Value Fund (“Mid-Cap Value Fund”).  In response to Form N-CEN, Item C.8, each Fund disclosed that fees waived pursuant to an expense limitation arrangement during the reporting period are not subject to recoupment.  However, the Funds also disclosed in response to Form N-CEN, Item C.8 that expenses previously waived had been recouped during the reporting period.  Please confirm in correspondence that previously waived expenses of the Funds are subject to recoupment.

The Registrant confirms that previously waived expenses of the Large Cap Value Fund and Mid-Cap Value Fund are subject to recoupment.  The Registrant will disclose that fees waived pursuant to an expense limitation are subject to recoupment in future Form N-CEN filings.

11.
Net Asset Value (“NAV”) Errors:  American Beacon Frontier Markets Income Fund (“Frontier Markets Fund”), American Beacon GLG Total Return Fund (“GLG Fund”) and American Beacon AHL Managed Futures Strategy Fund (“AHL Fund”).  Each Fund reported one or more NAV errors during the last fiscal year on Form N-CEN.  Please discuss in correspondence the cause of the Funds’ NAV errors and confirm that any necessary reprocessing of shareholder transactions was completed and accurate.

The NAV error that was reported in response to Item B.22 in the Annual Report on Form N-CEN for the AHL Fund that was filed with the SEC on March 13, 2020, related to an issue with the trade instructions provided by the Fund’s sub-adviser to the Fund’s

Securities and Exchange Commission
July 13, 2020

custodian.  The NAV was understated and the error was greater than one-half of one percent.  However, as there was no shareholder activity on the date of the NAV error, the  Registrant did not reprocess shareholder transactions.

The NAV error that was reported in response to Item B.22 in the Annual Report on Form N-CEN for the GLG Fund that was filed with the SEC on April 14, 2020, related to a variance between the price booked by the Fund and the price subsequently identified by a pricing vendor with respect to a Brazilian interest rate swap on March 26, 2019.  As a result, the Fund’s NAV was understated by more than one-half of one percent.  There was shareholder redemption activity in the GLG Fund’s Ultra Class shares on March 27, 2019.  Accordingly, the shareholder activity was reprocessed and the loss of $1,410.45 was reimbursed to the GLG Fund by the Registrant’s sub-administrator.

The NAV error that was reported in response to Item B.22 in the Annual Report on Form N-CEN for the Frontier Markets Fund that was filed with the SEC on April 14, 2020, related to an issue with the calculation of the appropriate recoupable amount of previously waived fees and/or expenses during the period from January 16, 2019 through May 24, 2019.  The NAV of the A Class shares was overstated by $0.01, but the NAV error amounted to less than one-half of one percent of the Fund’s NAV. Accordingly, shareholder transactions were not reprocessed.  The Fund incurred a loss of $396.19, which was reimbursed to the Fund by the sub-administrator.

12.
Securities Lending Agent:  American Beacon Small Cap Value Fund (“Small Cap Value Fund”) and American Beacon Tocqueville International Value Fund (“Tocqueville Fund”).  Each Fund reported on Form N-CEN that it is authorized to engage in securities lending transactions, but neither Fund identified a securities lending agent on Form N-CEN.  Please consider filing an amendment to each Fund’s Form N-CEN to disclose the securities lending agent if the Funds deem such information to be material.

State Street Bank and Trust Company serves as the securities lending agent for the Small Cap Value Fund and Tocqueville Fund.  The Registrant does not consider this information to be material and will provide a response to this item in future Form N-CEN filings.

13.
Accounting and Disclosure of Recoupments: All Funds.  The Staff wishes to reemphasize the Staff’s position that recoupments of waivers and/or reimbursements paid by a Fund to American Beacon Advisors, Inc. (the “Manager”) during a prior fiscal year should be (1) recorded as expenses and reflected in the “Total Expenses” line-item in the Fund’s Statement of Operations, and (2) disclosed in the Fund’s fee table as a separate line-item or included in “Other Expenses” and reflected in the Fund’s “Total Annual Fund Operating

Securities and Exchange Commission
July 13, 2020

Expenses.” See Letter from the Chief Accountant of the Division of Investment Management (November 22, 2019); ADI 2019-09 – Performance and Fee Issues.

The Registrants acknowledge the Staff’s position and will record in a Fund’s Statement of Operations and disclose in its prospectus fee table any recoupments of waivers and/or reimbursements paid by the Fund to the Manager during a prior fiscal year in accordance with the Staff’s position.

14.
Recoupment of Voluntary Fee Waivers and Expense Reimbursements:  All Funds.  Note 2 to each Fund’s financial Statements discloses that the Fund “has adopted an Expense Reimbursement Plan whereby the Manager may seek repayment of such fee or voluntary reductions and expense reimbursements.”  Please discuss in correspondence how a Fund can be contingently liable for “voluntary reductions and expense reimbursements” made by the Manager.

The Staff’s comment questions whether a voluntary fee waiver and/or expense reimbursement (referred to herein as a “Voluntary Waiver”) by the Manager would preclude the creation of a potential contingent liability.  The Registrants acknowledge that a voluntary waiver, by itself, does not give rise to a duty for a Fund to reimburse the Manager.  However, the benefit derived by a Fund as a result of a voluntary waiver is no different than the benefit derived by a Fund from a contractual waiver or expense reimbursement (referred to herein as a “Contractual Waiver”).  In each case the Fund directly benefits by a readily quantifiable dollar amount and a reduced net expense ratio.  Thus, a Fund reasonably can commit to permit the Manager to recoup a Voluntary Waiver, subject, of course, to the same standards that apply to the Manager’s ability to recoup a Contractual Waiver.  Indeed, the Registrants are not aware of any authority (or rationale) that would preclude a Fund from committing to reimburse the Manager for a Voluntary Waiver.   In fact, the Funds have made such a commitment.

The Registrants’ “Policy Regarding Contractual and Voluntary Fee Waivers and Expense Reimbursements” (“Policy”), which has been adopted by the Registrants’ Board of Trustees, creates the obligation for a Fund to reimburse the Manager for fees waived and/or expenses reimbursed by the Manager under certain circumstances.  With respect to Voluntary Waivers, the Policy states that, “[o]n a periodic basis, AmBeacon may voluntarily waive its management fee and/or reimburse expenses of a Fund or one or more share classes of a Fund, to the extent that AmBeacon deems necessary or appropriate so that the total annual fund operating expenses of the Fund or one or more of its share classes, exclusive of certain expenses, . . . do not exceed an amount determined by AmBeacon in its sole discretion.”  The Policy further provides that, for a period of up to three years following the Voluntary Waiver, AmBeacon may “recoup from the Fund or one or more of its share classes, as applicable, the fees waived and/or expenses reimbursed on a voluntary basis, provided that such recoupment does not cause the expenses of the Fund, . . . to exceed the lesser of the voluntary fee cap in effect at the

Securities and Exchange Commission
July 13, 2020

time of the fee waiver and/or expense reimbursement or any voluntary or contractual fee cap in effect at the time of recoupment.”  In other words, the Board recognized that a Voluntary Waiver, once such a waiver is made, provides the same type of economic benefit to a Fund as does a Contractual Waiver.

15.
Liquid Assets to Cover Derivatives Obligations:  American Beacon AHL TargetRisk Fund (“TargetRisk Fund”).  Please discuss in correspondence whether the Fund holds liquid assets in an amount sufficient to cover the Fund’s obligations under its derivatives contracts.  The Staff notes that, as of December 31, 2019, the Fund held credit default swaps (“CDSs”) with respect to which the Fund is the protection seller with a cumulative notional value equal to approximately 93% of the Fund’s net assets.

The TargetRisk Fund’s approach to asset coverage varies among different types of transactions. For example, if the TargetRisk Fund’s forward obligation on a transaction is only to make a cash payment equal to the amount, if any, by which the value of the TargetRisk Fund’s position is less than that of its counterparty, the TargetRisk Fund will segregate (or earmark) cash or liquid assets equal to that difference calculated on a daily marked-to-market basis (a “net amount”). Additionally, if the TargetRisk Fund is a protection seller in a credit default swap, the Fund, depending on how the credit default swap is settled, usually will segregate (or earmark) assets equal to the full notional value of the swap. If a Fund is a protection buyer in a credit default swap, the Fund, depending on how the credit default swap is settled, usually will segregate (or earmark) assets equal to the total amount of required premium payments plus the prepayment penalty.

As of December 31, 2019, the TargetRisk Fund had approximately $57.7 million in forward obligations under its derivatives contracts, as determined under the aforementioned approach.  With respect to the credit default swaps for which the TargetRisk Fund was a protection seller, the reference asset for each such swap was an index, and contractual settlement was a net cash payment.  As such, the forward obligations were calculated at fair market value.  All of the TargetRisk Fund’s assets were deemed liquid as of December 31, 2019, and were thus, under applicable guidance issued by the SEC and its staff, were sufficient to cover the TargetRisk Fund’s obligations.

16.
Reference Index:  TargetRisk Fund.  The Fund holds a total return swap (the “TR Swap”) that use the BBUXALC Index (the “Index”) as a reference entity.  Please discuss in correspondence whether the components of the Index are publicly available.  If the components of the Index are not publicly available, the Staff notes that, because the notional value of the TR Swap exceeded 1% of the Fund’s net asset value as of December 31, 2019, Regulation S-X, Rule 12-13C, requires certain additional disclosures regarding the components of the Index.

Securities and Exchange Commission
July 13, 2020

The Registrant confirms that the Index and the components of the Index are publicly available.  Accordingly, the Registrant has determined that no additional disclosures are required.

17.
Internal Control Reports:  Funds with Fiscal Years Ended December 31, 2019 (“December 31 Funds”) and January 31, 2020 (“January 31 Funds”). The Internal Control Reports filed with the Form N-CEN for the December 31 Funds and January 31 Funds were not dated.  Please file an amendment to each Form N-CEN that includes a dated Internal Control Report.

On July 10, 2020, the Registrant filed an amendment to the Form N-CEN for the American Beacon Funds and American Beacon Select Funds as of December 31, 2019 and the American Beacon Funds as of January 31, 2020 to include the dated Internal Control Reports as provided by the applicable Funds’ independent registered public accounting firms.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan Melinda Heika Sonia Bates
American Beacon Advisors, Inc.